UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-12515
OMG Profit Sharing and Retirement Savings Plan
(Full Title of the plan and the address of the plan, if different from that of issuer named below)
OM Group, Inc. 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

OMG Profit-Sharing and Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and
Year ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
OMG Profit-Sharing and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” for the years ended December 31, 2006 and 2005.

/s/ Grant Thornton LLP
Cleveland, Ohio
June 11, 2007

OMG Profit-Sharing and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Cash, non-interest bearing	$29,758,788	$19,053

Investments, at fair value	1,588,572	38,605,357
Participant loans	426,764	486,394

Total investments	2,015,336	39,091,751

Receivables:
Contributions:
Employer	1,806,549	1,592,096
Employee	19,773	—
Accrued interest and dividends	11,272	8,064
Pending settlements	—	45

Total receivables	1,837,594	1,600,205

Net assets available for benefits, at fair value	33,611,718	40,711,009
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	—	126,653

Net assets available for benefits	$33,611,718	$40,837,662

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of investments	$3,915,768
Dividends	728,424
Interest	35,214

4,679,406

Contributions:
Employer	1,806,549
Employee	415,978

2,222,527

Total Additions	6,901,933

Deductions
Benefit payments	14,126,307
Fees	1,570

Total Deductions	14,127,877

Net decrease	(7,225,944)

Net assets available for benefits:
Beginning of year	40,837,662

End of year	$33,611,718

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the OMG Profit-Sharing and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of OMG Americas, Inc. and OMG Fidelity, Inc., both of which are wholly-owned subsidiaries of OM Group, Inc. (the “Company” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). There are no requirements of age, but six months of service are required for eligibility. Effective January 1, 2007, the Plan was amended such that employees are eligible to participate in the Plan at commencement of employment. The trustee of the Plan is the Merrill Lynch Trust Company (“Merrill Lynch” and “Trustee”).
Contributions
Company contributions are made at the discretion of the Company’s Board of Directors to all eligible employees.
Active participants may elect to receive as cash payment 50% of the Company’s contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections.
Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to Internal Revenue Service (“IRS”) limitations, in the form of salary deduction or direct contributions. In addition, the Plan allows participants to make pre-tax contributions to the Plan, provided that the sum of employee contributions and any other elective deferrals made under all qualified plans maintained by the Company do not exceed 50% of the participant’s compensation, as defined in the Plan and subject to the limitations set forth in the Internal Revenue Code of 1986, as amended (the “Code”).
Also, participants who will have attained at least age 50 before December 31 of the current year can make certain catch-up contributions to the Plan, subject to the Code limitations.
Effective April 28, 2004, the Plan was amended to prohibit participants from allocating or transferring contributions into the OMG Stock Fund.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s pre-tax and after-tax contribution (if any), the participant’s share of any Company contribution, forfeitures of non-vested contributions and earnings, and investment income earned on their account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their account and their share of the Company’s annual contribution into the available investment options.
Vesting
Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants vest ratably over a five-year period in the Company’s contributions, becoming 100% vested after five years of service. Effective January 1, 2007, the Plan was amended such that participants vest in Company contributions ratably over a three year period.
Forfeitures
Upon termination of employment, a participant’s nonvested portion of Company contributions and related earnings are forfeited, with such forfeitures allocated to participants as additional contributions. Any forfeitures are allocated to the accounts of participants’ who are employed on the last day of the plan year and who are eligible to receive a Company contribution for such plan year based upon the ratio of each such participant’s compensation to the total of all participants’ compensation for the year. For the year ended December 31, 2006, forfeited amounts totaled $17,126.
Participant Loans/Hardship Withdrawals
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their vested account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with local prevailing rates (currently Prime Rate) as determined by the Plan Administrator at the time the loan is made. Interest rates ranged from 4.5% to 8.75% at December 31, 2006 and 4.5% to 8.0% at December 31, 2005. Principal and interest is paid ratably through monthly payroll deductions.
Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan Administrator, provided any such withdrawal meets the requirements of Section 401(k) of the Code.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
Payment of Benefits
Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 1/2. Distribution of a participant’s account is made, at the election of the participant, in a lump sum or installment payments pursuant to procedures adopted by the Company.
Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Recently Issued Accounting Standards
Accounting Standards adopted in 2006:
FSP AAG INV-1 and SOP 94-4-1: As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
The Plan has adopted the FSP for the year ended December 31, 2006 and has retroactively restated the December 31, 2005 Statement of Net Assets Available for Benefits as required by the transition provisions of the FSP. The adoption of the FSP had no impact on net assets available for benefits or changes in net assets available for benefits.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
Accounting Standards not yet adopted:
SFAS No. 157: In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the effect, if any; the adoption of this statement will have on its results of operations or financial position.
Investment Valuation and Income Recognition
The Plan’s investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.
The Merrill Lynch Retirement Preservation Trust (“Preservation Trust”), a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit responsive requirements. Accordingly, the Preservation Trust is presented at fair value on the Statements of Net Assets Available for Benefits. The Preservation Trust is also stated at contract value which is equal to the principal balance plus accrued interest. As provided by the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The Preservation Trust invests in guaranteed investment contracts (“GIC’s) issued by insurance companies (includes both traditional and separate account) which are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. Synthetic GIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. Debt securities are traded primarily in the over-the-counter (“OTC”) markets and are valued at the last available bid price in the OTC market or on the basis of values obtained by a pricing service. Options are valued at the last sale price in the case of exchange-traded options. Options traded in the OTC market are valued at the last asked price (options written) or the latest bid price (options purchased). Swaps are marked-to-market based upon quoted fair valuations received by the Preservation Trust from a pricing service or counterparty. Short-term investments are valued at amortized cost. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by management of the Preservation Trust. The Preservation Trust’s contract value represents contributions made under the contract, plus earning, less participant withdrawals and administrative expenses.
Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.
The Plan effected a change in Trustee on January 1, 2007 from Merrill Lynch to the Charles Schwab Trust Company (“Charles Schwab”). As a result, certain investments were converted to cash on December 29, 2006

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
to facilitate the transfer of funds to Charles Schwab. All funds were transferred on January 3, 2007, to a combination of fund options maintained by Charles Schwab. A blackout period existed from December 23, 2006 until January 10, 2007 to facilitate the transfer of funds.
Administrative Charges
The Plan Sponsor pays Trustee fees and other Plan expenses, except for brokers’ fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers’ fees are reflected in the net investment return in each participant’s account.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.
3. Investments
During 2006, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Net Realized
and Unrealized
Appreciation
in Fair Value
of Investments

Shares of registered investment companies	$1,317,761
Common/collective trust funds	1,175,372
OMG Stock Fund	1,422,635

$3,915,768

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2006	2005

Merrill Lynch Equity Index Trust I	$—	$5,673,079
Pimco Total Return Fund Class A	$—	$2,600,973
BlackRock Intermediate Government Bond Portfolio, Class A (formerly State Street Research Government Income Fund Class A)	$—	$3,074,831
Merrill Lynch Retirement Preservation Trust	$—	$7,086,279
Merrill Lynch Fundamental Growth Fund	$—	$7,585,006
AllianceBernstein Growth and Income Fund	$—	$2,236,531
On December 31, 2006, the assets available for benefits were cash and cash equivalents, the OMG Stock Fund and loans to participants. The Plan changed the trustee for the Plan effective January 1, 2007. In anticipation of transferring the assets to the new trustee, the Plan’s investments, with the exception of loans to the participants and the Company’s common stock which were treated as in-kind transfers, were liquidated to cash on December 29, 2006, which was the last business day of the year. The transfer was executed on January 3, 2007, the first business day of the new year. The assets were transferred to The Charles Schwab Trust Co. and allocated to funds with similar characteristics as the participants’ previous allocations, unless otherwise directed by the participants.
4. Related Party Transactions
The assets of the Plan are accounted for by the Trustee. Certain Plan investments are shares of registered investment companies or units of common trust funds managed by Merrill Lynch. Investment transactions and fees associated with these transactions between the Plan and Merrill Lynch qualify as party-in-interest transactions.
At December 31, 2006 and 2005, the Plan held 35,083 and 77,893 shares of OM Group, Inc. common stock, respectively, representing 5% and 4%, respectively, of the total net assets available for benefits of the Plan. During 2006, the Plan sold 42,810 shares of OM Group, Inc. common stock.
During 2006, the Company did not pay any dividends on its common stock; therefore the Plan did not receive any dividends from its investment in the OMG Stock Fund.
5. Income Tax Status
The most recent determination letter received with respect to the Plan from the IRS is dated February 3, 2003, and provides that the Plan is qualified under Section 401(a) of the Code and its related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Nevertheless, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust continues to be tax exempt.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

OMG Profit-Sharing and Retirement Savings Plan
EIN #34-1604066      Plan #001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2006

Identity of Issue,
Borrower, Lessor or
Similar Party	Description of Investment	Current Value

OMG Stock Fund *	Common stock	$1,588,572
Loans to participants *	Interest rates ranging from 4.50% — 8.75%; various maturities through 2011	426,764

		$2,015,336

*	Indicates party-in-interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OMG Profit Sharing and Retirement Savings Plan
Date: June 28, 2007	By	/s/ Kenneth Haber
Kenneth Haber
Chief Financial Officer

OMG Profit Sharing and Retirement Savings Plan
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT NO.		PAGE NO.
23	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm	16